Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 25, 2022

Via EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB Ultra Short Income ETF
- AB Tax-Aware Short Duration Municipal ETF
File Nos. 333-263818 and 811-23799

Dear Ms. Hahn:

This letter responds to additional comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding (1) the registration statement filed on May 10, 2022 (the “Registration Statement”), on Form N-1A for AB Ultra Short Income ETF and AB Tax-Aware Short Duration Municipal ETF (formerly, AB Tax-Aware Short Duration ETF) (each, a “Fund”), each a series of AB Active ETFs, Inc. (the “Registrant”), as amended by the pre-effective amendment filed on July 20, 2022 and (2) the Registrant’s initial response letter to Staff comments on the Registration Statement, which was filed via EDGAR correspondence on July 20, 2022 (“Initial Letter”). You provided the Staff’s additional comments to Alexandra K. Alberstadt, Esq. and me by telephone on August 11, 2022, and August 12, 2022.

The Staff’s comments and our responses thereto on behalf of the Registrant and each Fund are set forth below. The changes referenced in the responses are indicated in the attached and will also be reflected in a pre-effective amendment to the Registration Statement.

General

Comment 1:	The Staff reiterates Comment 1 from the Initial Letter to request that all missing data in the Registration Statement be completed.

Response:	All final information will be included in a pre-effective amendment.

Comment 2:	The Staff reiterates Comment 12 from the Initial Letter to request that the disclosure for “Active Trading Risk” under “Principal Risks” for AB Ultra Short Income ETF be accompanied by corresponding disclosure under “Principal Strategies.”

Response:	The Fund’s Prospectus has been revised in response to this comment.

Comment 3:	The Staff reiterates Comment 13 from the Initial Letter to request that Prospectus disclosure include an explanation of the concept of duration and a brief example.

Response:	The Prospectus has been revised in response to this comment.

Comment 4:	Please disclose that cash redemptions may cause a Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs and capital gains could decrease the Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response:	The Prospectus has been revised in response to this comment.

AB Tax-Aware Short Duration ETF

Comment 5:	Disclosure under “Principal Strategies” for AB Tax-Aware Short Duration ETF references investment in forward commitments, and variable and floating-rate municipal securities. The Staff reiterates Comment 25 from the Initial Letter to request that corresponding risk disclosure be added under “Principal Risks.”

Response:	The Registrant notes that the current disclosure in the Prospectus includes key risks of these instruments, such as those of municipal securities and other fixed-income investments, including credit risk. Nonetheless, the Prospectus has been revised in response to this comment.

Comment 6:	The Staff reiterates Comment 28 from the Initial Letter to request that disclosure for AB Tax-Aware Short Duration ETF indicate whether the Fund will continue to hold a portfolio security if it is no longer tax exempt (and, if so, that the tax-exempt nature of such security is considered at the time of purchase).
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Response:	The Prospectus has been revised in response to this comment.

Comment 7:	Disclosure for AB Tax-Aware Short Duration ETF states that the “Fund may invest more than 25% of its total assets in securities or obligations that are related in such a way that business or political developments or changes affecting one such security could also affect the others (for example, securities with interest that is paid from projects of a similar type).” The Staff believes that this statement should be clarified because it may suggest the Fund has a policy to concentrate, which would require additional disclosure. Disclosure of a concentration policy might require further Staff comments.

Response:	The Registrant has reviewed Form N-1A Item 4(a) and Instruction 4 to Item 9(b)(1), which requires affirmative disclosure of a concentration policy. The Fund does not intend to concentrate its investments in any industry or group of industries and has adopted a fundamental policy to this effect, which is disclosed in the SAI. The Registrant does not believe that the disclosure quoted suggests a policy to concentrate.

Statutory Prospectus

Additional Information about the Funds’ Strategies, Risks and Investments

Comment 8:	The Staff reiterates Comment 34 from the Initial Letter to request that this section be reorganized and revised to clarify which principal strategies and investments are principal and which are non-principal. Revisions may include the use of clarifying headings and the re-ordering of disclosures.

Response:

The Registrant cites its response to Comment 34 of the Initial Letter to reiterate that each Fund’s principal strategies and risks are clearly set forth in each Fund’s summary section of the Prospectus (the section of the Prospectus that funds are required to deliver to investors) and need not be repeated in Item 9 disclosure. The section “Additional Information about the Funds’ Strategies, Risks and Investments” is designed to be read in conjunction with the principal strategies and risks provided in the summary section of the Prospectus. “Additional Information about the Funds’ Strategies, Risks and Investments” also provides more detailed information on the principal strategies and risks of the Funds, as well as information on certain non-principal strategies and risks that may apply to the Funds.

The disclosure in the introductory paragraph of this section indicates that both principal and non-principal strategies and risks are disclosed. This introductory paragraph has been revised to reflect that each Fund’s principal strategies and risks are set forth in the corresponding summary section of the Prospectus.

Lastly, the Registrant notes that the current disclosure format is used by all AB Funds.

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Comment 9:	The Staff reiterates Comment 37 from the Initial Letter to request that the principal investment strategies and related risks discussed under Form N-1A Item 9 disclosure should be identified in the Item 4 disclosure. The Staff notes that a number of investment types are discussed under the Item 9 disclosure but not under the Item 4 disclosure. Non-principal strategies may be identified as non-principal strategies or other investment strategies.

Response:	The Registrant acknowledges that Item 9 refers to principal strategies and risks. Form N-1A General Instruction C.3(b), however, states that a “Fund may include, except in response to Items 2 through 8, information in the Prospectus or the SAI that is otherwise not required” and may include other information “so long as the information is not incomplete, inaccurate, or misleading, or does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” For this reason, the Registrant believes that the current disclosure format for Item 9 is appropriate. The Registrant notes that it has included each Fund’s principal strategies and risks in the Item 4 disclosure appearing in the summary section of the Prospectus.

Comment 10:	Disclosure under “Special Risks of Exchange-Traded Shares” suggests that both Funds will invest in foreign securities. The Staff reiterates Comment 38 from the Initial Letter to request that the disclosure be clarified to indicate whether investment in foreign securities is a principal investment strategy for each Fund.

Response:

Disclosure under “Principal Strategies” for AB Ultra Short Income ETF states that the Fund may invest in securities of foreign issuers, and corresponding risk disclosure for foreign investments appears under “Principal Risks.” No such disclosure for investments in foreign securities appears under “Principal Strategies” or “Principal Risks” for AB Tax Aware Short Duration ETF.

The Registrant believes that further clarification is not necessary as to whether investment in foreign securities is a principal strategy for each Fund, and that the current disclosure is appropriate.

Comment 11:	The Staff reiterates Comment 39 from the Initial Letter to request that the Fund disclose, if accurate, that it could invest in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response:	The ESG considerations applied by the Adviser are not principal strategies of the Funds, and the disclosure, which is located at the back of the Prospectus, does not imply that the Adviser’s ESG analysis is being prioritized above other non-ESG factors in the investment process. The Registrant believes that the current level of ESG disclosure is sufficient, given that the Adviser considers ESG factors as one of many factors in its investment selection process.
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Comment 12:	The Staff reiterates Comment 44 from the Initial Letter to request that the 10% limitation stated under “Investment in Other Exchange-Traded Funds and Other Investment Companies” appear under the Item 4 disclosure for a Fund, to the extent such limitation applies to a Fund.

Response:	The 10% percentage limitation for investment in other investment companies is a requirement for acquired funds under Rule 12d1-4 of the Investment Company Act of 1940. The Registrant does not believe the inclusion of this rule requirement under a Fund’s Item 4 disclosure is necessary or helpful to investors.

Comment 13:	The Staff notes that the reference to LIBOR transition risk under Item 9 does not have corresponding Item 4 disclosure and is not identified as principal or non-principal. In addition, the Staff reiterates Comment 46 to request that disclosure for loan participations and assignments be identified as principal or non-principal, and that, if principal, that appropriate disclosure be added as Item 4 disclosure.

Response:	Please see responses to Comment 8 and Comment 9.

Statement of Additional Information

Comment 14:	The Staff reiterates Comment 49 to request that the risks of payment-in-kind bonds be revised as requested in order to be fully explained.

Response:	The SAI has been revised in response to this comment.

Comment 15:

Under “Investment Restrictions – Non-Fundamental Investment Policies,” the disclosure states the following: “The Adviser may determine, acting in good faith and based on its own analysis, that a particular industry group or sub-group may be so broad that the economic characteristics of issuers within the group differ materially, or that a published classification of a particular issuer within a group is unreliable. In such a case, the Adviser may reclassify the issuer into a different industry or group of industries for purposes of applying percentage limitations, and that reclassification will be documented.”

The Staff believes that this statement may be impermissible and needs to be clarified. The Adviser cannot change the classification of an issuer on a case-by-case basis.

Response:	The quoted language refers to how classification standards are applied for purposes of applying restrictions concerning concentration. Each fund, as a matter of fundamental policy, does not concentrate in issuers in a particular industry or group of industries. The disclosure indicates and recognizes that the composition of an industry or group of industries may change from time to time, and that the Adviser has discretion under certain circumstances to reclassify, in good faith, an issuer into a different industry or group of industries. The Adviser would exercise such discretion periodically only when appropriate and likely in response to changed circumstances. The ability to reclassify an issuer from one industry or group of industries to another based on economic characteristics is a widely-held industry practice, is important for active management and has been recognized by the SEC and its staff.
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Comment 16:	The Staff reiterates Comments 51 and Comment 52 to request that Form N-1A Item 17 disclosure on the qualifications of fund directors, which is provided in a table, not be repeated in the subsequent narrative disclosure.

Response:

The Registrant believes that the contents of the table, and the narrative disclosures thereafter, as currently constituted, are more effective in conveying the experience, qualifications, attributes and skills of the directors. Given the depth of experience of the members of the board of directors, and the detailed explanation of their qualifications, roles and responsibilities in overseeing the Funds, the Registrant believes that the scope of the table and the narrative disclosures are more understandable in their current format and that shareholders will find this information helpful in its current structure.

The SAI has not been revised in response to this comment.

Comment 17:	The Staff reiterates Comment 53 to request that the disclosure be revised to remove the following reasons to reject or revoke acceptance of a creation unit order: (1) the acceptance of the basket would have certain adverse tax consequences; and (2) the acceptance of the basket would otherwise, in the discretion of the Fund or Adviser, have an adverse effect on the Fund or the rights of the Fund’s beneficial owners.

Response:	The SAI has been revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller, Alexandra K. Alberstadt or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Eric C. Freed, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.
Lauren A. Michnick, Esq.